UPEK, Inc.

5900 Christie Avenue

Emeryville, California 94608

March 5, 2010

VIA EDGAR AND BY FEDEX

Daniel F. Duchovny, Esq.

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AuthenTec, Inc.
Revised Preliminary Proxy Statement on Schedule 14A
Filed February 18, 2010 by UPEK, Inc.
File No. 001-33552

Forms 425 filed February 18, 2010 by UPEK, Inc.
File No. 001-33552

Dear Mr. Duchovny:

This letter responds to your letter dated February 24, 2010 (the “Comment Letter”), providing comments to the Forms 425 and Revised Preliminary Proxy Statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 18, 2010 (the “Solicitation Statement”). For your convenience, each comment from the Comment Letter has been reproduced below, followed by the response of UPEK, Inc. (“UPEK”) to such comment. Capitalized terms defined in the Solicitation Statement and used in the following responses without definition have the meanings specified in the Solicitation Statement.

Revised Preliminary Schedule 14A

1.	We note your response to prior comments 1 and 4 and the added disclosure in the cover letter relating to similar disclosure to that referenced in our prior comment. We reissue the comment as it relates to the following statements:

•

that the combined company will have “substantially higher revenue” and “a truly leadership intellectual property position.” With respect to this bullet point and the following one, please quantify supplementally your supporting information; and,

•	that the combined company can be a “more profitable company.”

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, March 5, 2010 - Page 2

Under separate cover, a copy of the requested information will be provided to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934 (“Rule 12b-4”). In accordance with such rule, we will request that the report be returned promptly following completion of the Staff’s review. By separate letter, we will request confidential treatment of such information pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”).

2.	We note your response to prior comment 2. We also note that your investor presentation filed on February 18, 2010 is for the purpose of soliciting agent designations but you describe the proposed merger and its expected benefits. Thus, please disclose promptly financial information about UPEK and include in your proxy statement audited and pro forma financial statements.

UPEK respectfully acknowledges the Staff’s comment. To date, the use of the investor presentation has been extremely limited. Further, to address the concerns regarding the investor presentation that are raised by the Staff’s comment, UPEK undertakes: (i) to include audited financial information about UPEK and pro forma financial statements in the definitive proxy materials for any solicitation it undertakes in connection with a special meeting or an annual meeting at which AuthenTec directors are to be elected or removed; (ii) not to use the investor presentation in connection with the solicitation of agent designations; and (iii) not to tout the merger proposal or UPEK in connection with the solicitation of agent designations.

UPEK has revised the disclosure by adding the following language in the Solicitation Statement in the section captioned “Our Plans for the Special Meeting”:

“If UPEK is successful in calling the Special Meeting as a result of the solicitation of Agent Designations from the Requisite Holders, then UPEK will include in UPEK’s definitive proxy statement for such Special Meeting information regarding a vote at that Special Meeting, including without limitation audited financial statements of UPEK and pro forma financial statements.”

UPEK respectfully submits that audited financial statements of UPEK and pro forma financial statements need not be included in the solicitation statement. UPEK bases this view on the following: (i) there are no line item requirements of Schedule 14A (including Note A to Schedule 14A) that require such financial information to be included in the solicitation statement; (ii) the solicitation of agent designations to call a special meeting does not involve a vote on the merger proposal or a vote on the election of AuthenTec directors; (iii) AuthenTec stockholders will receive such financial information prior to a vote on the merger proposal, if any vote occurs; and (iv) UPEK is of the view that such financial information is not material to the solicitation of agent designations.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, March 5, 2010 - Page 3

Our Plans for the Special Meeting, page 8

3.	Please revise your disclosure to disclose the substance of the information provided supplementally in Schedule I of your response letter and quantify the information to the extent possible.

UPEK acknowledges the Staff’s comment and has revised the disclosure by adding the following language in the Solicitation Statement before the section captioned “Solicitation Expenses and Procedures”:

“Based upon a review of the exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2009 (the “Filed Agreements”), UPEK does not believe that if the Nominees are elected it would effect a change of control under the Filed Agreements, other than possibly the Executive Employment Agreement dated as of June 7, 2007 and amended as of January 1, 2009 between the Company and F. Scott Moody, the Chief Executive Officer and a director of the Company (the “Moody Employment Agreement”). According to the Moody Employment Agreement, upon Mr. Moody’s resignation from employment within 90 days of Mr. Moody’s removal or failure to be re-elected as a director, he is entitled to receive severance pay equal to 18 months of his then-current salary, an amount equal to 1.5 times the greater of Mr. Moody’s target bonus amount projected for the current fiscal year and the bonus he received for the most recent fiscal year, a pro rata portion of the bonus he would have otherwise been entitled to receive, and reimbursement for the cost of the continuation of his then-current group health and dental insurance benefits for up to 18 months. In addition, the vesting of his unvested options would accelerate with respect to that number of shares that would have vested had he remained employed by the Company for the following 18 months.

In addition to the foregoing, upon the one year anniversary of a change of control, if Mr. Moody has remained an employee through such date, the vesting of all equity awards held by Mr. Moody will immediately accelerate as to that number of shares that would have vested had he remained employed by the Company for the next twelve months. For purposes of the Moody Employment Agreement, a change of control includes the replacement of a majority of the members of the board of directors of the Company during any twelve month period by directors if such replacement is not first endorsed by a majority of the members of the Board. Should Mr. Moody be terminated without cause or constructively terminated either as part of the change of control or prior to the first anniversary of the change of control, then in lieu of the vesting acceleration referred to in the preceding paragraph, the vesting of all such equity awards will immediately accelerate with respect to the greater of (a) that number of additional shares that would have vested between the date of such termination and the second anniversary of the change of control had he remained an employee of the Company, and (b) that number of shares that would have otherwise vested over the following 18 months had he remained employed by the Company during such period.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, March 5, 2010 - Page 4

The following table quantifies the potential payments to Mr. Moody upon his termination without cause or his constructive termination, if applicable, in connection with a change of control. The amounts in the table are taken from disclosures made by the Company in its definitive proxy statement on Schedule 14A filed on April 7, 2009 (the “2009 Proxy Statement”).

	Change of Control
Name	Salary(1)	Bonus(2)	Equity Acceleration (3)(4)	Benefits (5)
F. Scott Moody	$398,250	$91,266	$41,654	$26,352

(1)	Represents 18 months of continued base salary for 2009, which was to be $265,500.
(2)	Information for 2009 is not publicly-available; represents an amount equal to 1.5 times Mr. Moody’s 2008 bonus (taken from 2009 Proxy Statement).
(3)	Calculated based on a change of control taking place as of January 2, 2009 and assuming a price per share of $1.84, which was the closing price of the Company’s common stock as of January 2, 2009 as reported on the NASDAQ Global Market.
(4)	Represents an additional 24 months of vesting of outstanding options and restricted stock units, including options and restricted stock units issued subsequent to January 2, 2009 and prior to April 7, 2009.
(5)	Represents 18 months of health and dental benefits under the Consolidated Omnibus Budget Reconciliation Act of 1986, or COBRA.

In addition to the potential payments described in the foregoing table. Mr. Moody may be entitled under the Moody Employment Agreement to a “gross-up” payment in the event that he incurs an excise tax liability under Sections 280G and 4999 of the Internal Revenue Code as a result of his receipt of payments or benefits treated as contingent upon a change of control of the Company or a closely related event, such as termination of employment. The gross-up payment would be in an amount necessary to place Mr. Moody in the same after-tax position had no portion of such contingent payments been subject to excise tax.

UPEK has not independently verified if the form of the Filed Agreements is the same as the executed copies of the Filed Agreements, and the analysis above is based on the copies of the Filed Agreements and the 2009 Proxy Statement as filed by the Company with the Securities and Exchange Commission.”

Form 425 filed February 18, 2010

4.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us supplemental support for the following:

•

Each of the first eight bullet points in the slide titled “Strategic Benefit.” In this respect, please consider explaining in future disclosure the significance of obtaining design wins and whether a design win results in guaranteed revenues from the OEMs or “verticals.”

•

The first, second and fourth bullet point in the slide titled “What UPEK brings to the combination.” With respect to the fourth bullet point, please include in your response, and consider including in your future disclosure, the number of units that have software from all industry participants as a way to compare the significance of your installed based of 20 million units.

•

The statement in your press release dated February 18, 2010 that reads: “As an industry participant, UPEK believes that AuthenTec has additionally lost the majority of the business from a second significant PC customer, primarily because

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, March 5, 2010 - Page 5

UPEK is, and has been, the beneficiary of this business with this significant PC customer. UPEK believes this presumed second loss is material to AuthenTec’s business, but has never been publicly reported by AuthenTec.”

Under separate cover, a copy of the requested information will be provided to the Staff on a confidential and supplemental basis pursuant to Rule 12b-4. In accordance with such rule, we will request that the report be returned promptly following completion of the Staff’s review. By separate letter, we will request confidential treatment of such information pursuant to Rule 83.

5.	Refer to the slide titled “UPEK’s wireless growth prospects.” Please tell us supplementally, with a view toward revised future disclosure, whether any of the listed projects are binding commitments between you and your clients with revenues assured.”

UPEK respectfully acknowledges the Staff’s comment. The listed projects are almost all design wins that have been awarded to UPEK by customers. A “design win” is a decision by a customer to use UPEK’s products in the design process of that customer’s products. Once a customer designs a biometric solution into a product, it is likely to continue to use the solution or enhanced versions of that solution provided by UPEK pursuant to the awarded design win across a number of similar and successor products for a period of time due to the significant costs associated with qualifying a different supplier and potentially redesigning the product to incorporate a different solution. As a result, once a supplier (such as UPEK) achieves a design win, it is very likely that the customer will use that supplier’s product in the final form of the customer’s product. For this reason UPEK and other suppliers in the biometric industry expend considerable resources to achieve design wins for their products, including new products and product enhancements for wireless devices. However, a design win is not a binding commitment by a customer to purchase UPEK’s products, and therefore is not a guarantee of revenue. While none of the listed projects on the slide titled “UPEK’s wireless growth prospects” are binding commitments between UPEK and its customers with revenues assured, UPEK has a high degree of confidence that these design wins will result in future revenues to UPEK.

For your convenience, we have enclosed a copy of the Solicitation Statement as amended.

Daniel F. Duchovny, Esq.

U.S. Securities and Exchange Commission, March 5, 2010 - Page 6

Sincerely,

UPEK, INC.

/s/ Alan Kramer
Name: Alan Kramer Title: President & Chief Operating Officer

cc:	Paul Sieben, O’Melveny & Myers LLP
Paul Scrivano, O’Melveny & Myers LLP

Enclosure